United States Securities and Exchange Commission Washington, DC 20549
Schedule 13G
Under the SE Act of 1934 Name of issuer: Siga Technologies, Inc.
Title of Class of securities: Cornon stock
Cusip 	826917106
Amendment No. 1
Date Of Event which requires filing of this statement: January 31, 2024
 I Rule 13d-1(b)
[ J Rule 13d-1(c)
[ ] Rule 13d-1(d)
1	Name of reporting person: John Latane Lewis, 2	not applicable
3 SEC use only
4 Citizenship: US
Number Of shares
Beneficially owned with
5 Sole voting power: 5,271,365 6 Shared voting power:
7 sole dispositive power: 5,271,365 8 Shared dispositive power:
9	Aggregate amount beneficia 	owned: 5,271,365 l?	not applicable
11 6.15
12 IN
Item 1:
a) Name Of issuer: Siga Technologies Inc.
b) 660 madison Avenue, Suite 17??, New York NY 10065
Item 2:
a) John Latane Lewis, IV
b) 4752 Sherwood Farm, Charlottesville, VA 22902
c) United States
d) Common stock
e) 826917106 Item 3 : none Item 4:
982,719
b) 6.15
c)
i) 5,271,365 ii) iii) 5,271,365 iv)
Item 5: not
applicable
Item 6: not
applicable
Item 7: not
applicable
Item 8: not
applicable
Item 9: not
applicable
Item 10: Not applicable
After reasonable inquiry and to the best Of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 1. 2024
Signature:
Name: John Latane Lewis, IV